ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION
OF
ARS NETWORKS, INCORPORATED
a New Hampshire corporation
(the "Company")
TO BE EFFECTIVE JUNE 21, 2004

                Pursuant to the provisions of the New Hampshire Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

                FIRST:                   The name of the corporation is ARS Networks, Incorporated.

                SECOND:              The text of each amendment to be effective June 21, 2004 is as follows:

                Article II of the Article of Incorporation are amended to add:

                The outstanding common shares of the Company shall be consolidated at the ratio of 1 post consolidation common share for each 50 pre consolidation shares outstanding effective June 21, 2004. The authorized share capital of the company shall remain at 2,000,000,000 common shares ant 25 million preferred shares. The voting and other rights of the holders of our common stock is not affected by the reverse split.  The number of shareholders of record would not be affected by the reverse split.

                THIRD:                  The Amendments were adopted on March 23, 2004.

                FOURTH:              The Amendments were approved by the shareholders of the Company.

Class or series of shares	Number of shares outstanding	Number of votes entitled to be cast	Number of votes indisputably represented at the meeting
Common stock, par value $0.0001 per share	462,133,884	462,133,884	3,673,961
Preferred stock, par value $0.0001 per share	2,500,000	500,000,000	500,000,000

Class or series of shares	Total number of votes cast FOR	Total number of votes cast AGAINST
Common stock, par value $0.0001 per share	3,665,830	8,131
Preferred stock, par value $0.0001 per share	500,000,000	0

                FIFTH:                   Shareholder action was required and the number of votes cast for the Amendments by each voting group was sufficient for approval by each voting group.

                Dated: June 21, 2004.

ARS NETWORKS, INCORPORATED

By
    Mark P. Miziolek, CFO